UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Savara Inc.
(Name of Issuer) Common Stock, $.001 par value
(Title of Class of Securities) 805111101
(CUSIP Number) July 10, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	805111101	Page 2 of 7

1	NAME OF REPORTING PERSONS Altium Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2066653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 2,368,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,368,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.27%*
12	TYPE OF REPORTING PERSON IA

* Based upon 37,721,138 shares of common stock outstanding as of May 9, 2019, as represented in the Company’s current 10Q filed with Securities and Exchange Commission on May 9, 2019.

CUSIP No.	805111101	Page 3 of 7

1	NAME OF REPORTING PERSONS Altium Growth Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2105101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 2,368,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,368,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.27%*
12	TYPE OF REPORTING PERSON PN

* Based upon 37,721,138 shares of common stock outstanding as of May 9, 2019, as represented in the Company's current 10Q filed with Securities and Exchange Commission on May 9, 2019.

CUSIP No.	805111101	Page 4 of 7

1	NAME OF REPORTING PERSONS Altium Growth GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2086430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 2,368,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,368,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.27%*
12	TYPE OF REPORTING PERSON PN

* Based upon 37,721,138 shares of common stock outstanding as of May 9, 2019, as represented in the Company’s current 10Q filed with Securities and Exchange Commission on May 9, 2019.

CUSIP No.	805111101	Page 5 of 7

Item 1(a).		Name of Issuer: Savara Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices: 6836 Bee Cave Road, Building III, Suite 200 Austin, TX 78746

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Altium Growth Fund, LP, Altium Capital Management, LLC, and Altium Growth GP, LLC. Altium Growth Fund, LP is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by, Altium Growth Fund, LP. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, Altium Growth Fund, LP.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting persons is 551Fifth Ave, FL 19 New York, NY 10176

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Common Stock

Item 2(e).		CUSIP Number: 805111101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	805111101	Page 6 of 7

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

	(b)	Percent of class: See Item 11 on the cover page(s) hereto.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

		(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

CUSIP No .	805111101	Page 7 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated	July 19, 2019

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP
By:	Altium Growth GP, LLC
Its	General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO